Mail Stop 3561

June 7, 2010

John K. Martin, Jr.
Chief Financial Officer
Time Warner Inc.
One Time Warner Center
New York, NY 10019-8016

> **Re: Time Warner Inc.**
> **File No. 001-15062**
> **Form 10-K: For the Fiscal Year Ended December 31, 2009**
> **Definitive Proxy Statement filed April 6, 2010**

Dear Mr. Martin:

We have reviewed your response letter dated May 27, 2010 and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We have also asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comment via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the Year Ended December 31, 2009

Multiple Element Transactions, page 97

1.   We note your response to our prior comment 3. However, it appears to us that your example did not address our comment. As such we reissue our prior comment. Please supplementally provide us with a current (one that occurred during fiscal year 2009 or to date) example in which you were unable to determine the fair value for one or more elements of a transaction and recorded <u>revenue</u> on a straight line basis. If there is no current example, please state that in your response to us. In addition, given that straight-lining relates to the timing of revenue recognition, please explain to us why it necessarily bears on the measurement of revenue for various elements of a multi-element transaction.

Definitive Proxy Statement filed April 6, 2010

Compensation Programs and Risk Management, page 84

2.   We note your disclosure in response to Item 402(s) of Regulation S-K. Please tell us the process you undertook to reach the conclusion that disclosure is not necessary.

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    You may contact Aamira Chaudhry at 202-551-3389 for questions regarding the financial statements and related matters or Dana Brown at (202) 551-3859 for questions regarding the Definitive Proxy Statement. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief